FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

ALBERTA
BRITISH COLUMBIA

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company MegaWest Energy Corp. (the "Company") Suite 800, 926 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s) August 21, 2008.

Item 3.	News Release The Company’s news release dated August 21, 2008 was disseminated by Market Wire on August 21, 2008.

Item 4.	Summary of Material Change The Company has added two new directors to its board and added additional key employees.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change See attached News Release.

5.2	Disclosure for Restructuring Transactions Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable.

Item 7.	Omitted Information Not Applicable.

Item 8.	Executive Officer For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report This report is dated August 25, 2008.

NEWS RELEASE

MegaWest Enhances Management and Board

Calgary, Alberta; August 21, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the addition of independent directors and key staff.

New Independent Directors

MegaWest is pleased to announce the addition of Mr. Neil McCrank as an independent director to our Board of Directors.  Mr. McCrank brings extensive engineering, legal and oil and gas regulatory experience to our Board.  Since coming to Alberta in 1979, Mr. McCrank has not only been an active community volunteer but has also served on numerous national committees, task forces, and review panels. From 1998 to 2007, Mr. McCrank was Chairman of Alberta Energy and Utilities Board (AEUB) where he was responsible for the direction and coordination of the board’s mandate governing energy resource development and utility matters in Alberta. Mr. McCrank is Counsel to Borden Ladner Gervais LLP, a national law firm and he is a director of Alta Gas Income Trust, one of Canada’s largest integrated infrastructure and services companies.  He is Chairman of the Canadian Energy Research Institute (CERI) and a member of a number of associations including the Law Society of Alberta, the Canadian and Calgary Bar Association, and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

MegaWest is also pleased to announce the addition of Mr. Jack Holmes to our Board of Directors. Mr. Holmes has had a lengthy and distinguished career as a leader in the energy industry. He is currently the CEO of Zilkha Biomass Energy. In December 2007, Mr.Holmes retired as Chief Executive Officer of Syntroleum Corporation. From 1999 through 2002, he served in several capacities at El Paso Corporation. From 2001-2002, he was Chief Operating Officer of El Paso's Merchant Energy division. From 1999-2001, he was President of El Paso Production Company. Prior to El Paso, Mr. Holmes led Sonat Exploration Company as its President and Chief Executive Officer from 1998-1999 until its acquisition by El Paso. From 1986 to 1998, he served as President and Chief Operating Officer of Zilkha Energy Company, which under his leadership grew to $1.3 billion in value in 1998 before being acquired by Sonat. Before joining the original executive team at Zilkha, Mr. Holmes held numerous executive positions in the energy business with several independent energy companies after a distinguished decade of service at Exxon Company, USA from 1969-1979. He holds a degree in Chemical Engineering from the University of Mississippi.

New Key Staff Positions

MegaWest is pleased to announce the hire of Mr. Pat McCarron as VP Operations.   With the start-up of our Marmaton River Project and pending start-up of our Grassy Creek Project in Missouri, combined with our existing Chetopa, Kansas Project, the Company requires full time oversight of the operational, health, safety and environmental aspects of its business.  Mr. McCarron brings extensive experience in all of these fields with over 25 years of experience with gas processing, steam assisted gravity drainage (SAGD), and conventional oil operations.  More specifically, he has considerable skill dealing with construction, commissioning and startup of new facilities, production operations supervision, and management of Environment, Health and Safety programs.  Mr. McCarron holds a Power Engineers Certificate and has completed an Environmental Management program at the University of Calgary.  He was the Operations Team Leader for Gulf Canada’s Surmont SAGD pilot project, and most recently was Manager of Health and Safety for Harvest Energy Trust.

MegaWest is also pleased to announce the hire of Mr. Farid Naghiyev as Controller.  Reporting to Mr. Kelly Sledz, VP Finance, Mr. Naghiyev brings a depth of experience in oil and gas accounting, finance, tax, and auditing. In addition, he has over eight years of international accounting experience in the Middle East and South East Asia and holds an MBA degree in Business Administration & Finance from Western University.

MegaWest has added Darcy Bury-Opel to its team, as Manager, Land. Ms. Bury-Opel has over 25 years of land experience with small to intermediate exploration and development companies operating in both Canada and the USA.  Over the past 15 years, Ms. Bury-Opel has held senior positions in property, functional and A&D teams and has extensive experience managing freehold oil and gas leases.  She has been an active member of the Canadian Association of Petroleum Landmen since 1984.

MegaWest is continuing to aggressively execute its business plan to add shareholder value.  MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated heavy oil properties. MegaWest owns or has the right to earn an interest in over 125,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest’s strategy for growth is underpinned by three converging market factors; the need for security of energy supply in North America, the current high world oil price, and the new technical developments in commercial thermal recovery of heavy oil. MegaWest plans to establish proven and producing unconventional heavy oil reserves in each of its core areas through delineation drilling and the completion of enhanced recovery production projects.

ON BEHALF OF THE BOARD OF DIRECTORS
George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

Investor Relations	Public Relations
Kelly Sledz MegaWest Energy 1.403.984.6342 info@megawestenergy.com	Nancy Tamosaitis Vorticom Inc. 1.212.532.2208 nancyt@vorticom.com

Forward-Looking Statement Disclaimer

We claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

This document contains statements about expected or anticipated future events and financial results regarding the timing and future performance of the Marmaton River, Grassy Creek and anticipated projects that are forward-looking in nature (collectively, “forward-looking statements”).  When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward-looking statements.  Although the Company believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those forward-looking statements. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations, including lack of capital. (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of Marmaton River and Grassy Creek project; (i) operational risks in exploration and geological, development and production, including those related to the Marmaton River and Grassy Creek project; and (j) other factors beyond the Company’s control. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per:

/s/ F. George Orr

F. George Orr
Chief Financial Officer and Director
(Principal Executive Officer)

Dated: August 25, 2008